Annual Report

Cover Page

Name of issuer:

Tradefox, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 7/13/2012

Physical address of issuer:

896 S State Street # 542
Dover DE 19901

Website of issuer:

http://www.tradefox.co

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

12

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$205,431.00	$224,696.00
Cash & Cash Equivalents:	$22,173.00	$55,784.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$293,252.00	$61,704.00
Long-term Debt:	$30,112.00	$50,489.00
Revenues/Sales:	$10,036.00	$4,478.00
Cost of Goods Sold:	$2,179.00	$5,839.00
Taxes Paid:	$0.00	$0.00
Net Income:	$618,515.00	$300,420.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, BS, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Tradefox, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

\<p>We failed to file an annual report on time in 2022. \</p> \<p>\</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Ashwani Dutt	President	Easy Travel India Pvt Ltd	2017
Chris Yerbey	CEO of Scrap Connection	Scrap Connection	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Hon William Cavendish	CTO/CSO	2021
Chris Yerbey	CEO	2012
Chris Yerbey	Secretary	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable

date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Chris Yerbey	731000.0 common stock	82.84

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The following trends or uncertainties could affect our financial condition, including the liquidity, cash flow and capital resources described below:

The Company's operations may be unprofitable, and may result in the total loss of investment.

The success of the Company is highly dependent upon the ability of its CEO and management team, to attract and retain qualified managers and other personnel in a competitive environment.

While the Company believes in good faith that its business plans have a reasonable chance of success, the operation of the Company are ultimately speculative and involve the possibility of a total loss of investment, due to any number of considerations. Investment is suitable only for individuals who are financially able to withstand total loss of their investment.

The company intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by the Company in the ways management deems most effective towards the Company's goals. **This means that although we definitely have plans for the proceeds (focused on sales, marketing, and product development) the Company will have ultim**ate discretion to use the proceeds as it sees fit and the Company has chosen not to limit the Company's use of the funds to specific uses that investors could evaluate. Such portion of the proceeds from this offering will be used for the purpose that the company's management deems to be in its best interest in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgement with respect to application and allocation of such portion of the proceeds of this Offering. The company may choose to use the proceeds in the manner that the investors do not agree with and investor may have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or portion of his or her investment.

From time to time, third parties may claim that one or more of the Company's products infringe their intellectual property rights.

Growth of the company will require the recruitment, retention, and integration of additional highly qualified individuals. Even if such people can be hired, the projected growth in staff could present further management risks. The market for qualified personnel is highly competitive and there can be no assurance that any critical positions can be filled on a timely basis.

The company has received no notices or indications otherwise and believes they have not infringed on anyone else's IP rights. That said, the Company's technology-driven business is highly dependent on the Company's intellectual property. While the Company believes in good faith that it has robust rights to all intellectual property needed for its business, any dispute or litigation regarding intellectual property could be costly and time consuming due to the uncertainty of the intellectual property litigation and could divert the Company's management and key personnel from its business operation. A claim of intellectual property infringement could force the Company to enter into costly or restrictive license agreement, which may not be available under acceptable terms or at all, could require the Company to redesign or relabel its products ,which would be costly and time consuming, and/or could subject the Company to an injunction against sale of certain of its products. The Company may have to pay substantial damages, including damages for the past infringement, if it is ultimately determined that its products infringe a third party's proprietary rights.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from the Company's software as a Service platform. The company may generate but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

The Company has a small team, and the loss of key team members, and especially the loss or death of the founder Chris Yerbey, could harm the company's ability to implement their plans.

The Company could be harmed in the event of the death or disability of founder Chris Yerbey. Likewise, key team members could leave or become unable to serve, decreasing the Company's ability to achieve its goals. The company also leverages the global talent pool and political risks, natural disasters, communication outrages and other factors can make team member unavailable or otherwise impact our ability to keep operating at current efficiency.

The market for technology companies is not predictable. While we may be able to sell the company for its technology, client relationships, team or other factors, there is no guarantee that it can be sold, nor that it will become profitable, nor that it will reach an Initial Public Offering (IPO). Even if those do occur, there is no guarantee that investor returns will be positive.

Scrap Connection Inc. operates currently as a holding company for its Dutch based subsidiary, Scrap Connection BV. All business development and tech development carried out from their offices in the US, Netherlands, Poland and India are managed and paid for by Scrap Connection BV.

99% of Scrap Connection, Inc.'s assets are comprised of its interest in it's foreign subsidiary and a loan of investment proceeds to Scrap Connection BV. This represents amounts advanced to Scrap Connection BV primarily from investments in previous rounds of funding. Scrap Connection BV is organized under the laws of and located in The Netherlands.

The Company not might sell enough securities in this offering to meet its

operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses. Were recurring revenue to decrease, further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

Even if the Company is successful, an investor may want immediate access to the then net worth of the investment, but selling private securities can be difficult or impossible. In this case, an investor may need to wait until a liquidity event, and there are no guarantees one will occur.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred A	1,000,000	394,638	No ⌄
Preferred AA	100,000	0	No ⌄
Common Stock	10,000,000	882,400	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	No options issued on this date

24. Describe the material terms of any indebtedness of the issuer:

Debts on the books for 2021 were one short term loan from a family member of Chris Yerbey. This loan balance was cleared from the books in 2023.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2017	Regulation Crowdfunding	SAFE	$969,727	General operations
11/2018	Section 4(a)(2)	SAFE	$100,000	General operations
6/2019	Section 4(a)(2)	SAFE	$200,000	General operations
8/2019	Section 4(a)(2)	SAFE	$20,000	General operations
6/2020	Regulation D, Rule 506(b)	SAFE	$30,363	General operations
9/2021	Regulation D, Rule 506(b)	SAFE	$197,000	General operations
8/2022	Regulation D, Rule 506(b)	SAFE	$876,500	General operations
11/2022	Section 4(a)(2)	SAFE	$400,000	General operations
2/2023	Regulation D, Rule 506(b)	SAFE	$500,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

In 2018 and prior years, the company advanced funds to Chris Yerbey, its founder, in connection with his employment as CEO ("the Related Party Loans and Advances"). The funds advanced were partially paid out in lieu of salary and will be amortized in accordance with Chris Yerbey's employment agreement with the Company. The Company also advanced nominal amounts to other employees which are expected to be repaid by salary deduction in future periods. The Related Party Loans and Advances do not accrue interest. As of August 2019, the outstanding balance is € 151,358.00 .

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship

generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Tradefox is a business intelligence product providing visibility into the trading reputations of companies in the recycling industry. Our 5,000+ members are industry professionals, banding together to stop fraud and other unfair trading practices.

Our core product is the Trade Reputation Report. These reports consist of firmographic data, import/export trade data, materials traded, association memberships, post-trade reviews between verified trading partners and a TrustScore rating.

We aim to become the most trusted platform for services centered around the trade of recyclables. Our goal is to have $2 billion of the annual global scrap trade being conducted on our platform by 2022. Business intelligence on trading partners and competitors, financial services, documentation tools, and arbitration are just some of the elements we will combine to reduce massive financial risks and market inefficiencies. Forward-looking projections cannot be guaranteed.

Milestones

Tradefox, Inc. was incorporated in the State of Delaware in July 2012.

Since then, we have:

- 🌎 5,300 Tradefox Members from 183 countries Average 65% increase YOY.
- 📈 +80,000 buyer-seller transactions reviewed by verified trading partners. 405% annual increase.
- 🚀 2.3 million ML matched and verified buyer-seller transactions. 500% increase YOY.
- 👓 Visibility into over 220,000 unique trading partner relationships.
- 💸 $1 trillion industry growing at 5-10% CAGR with a $100 billion immediately addressable market.
- 📄 150,000 + Business Reports on companies that buy and sell recyclables.
- 🥇 First Place in Startup Bootcamp Amsterdam accelerator program. (TechStars Affiliate)

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $10,036 compared to the year ended December 31, 2021, when the Company had revenues of $4,478. Our gross margin was 78.29% in fiscal year 2022, compared to -30.39% in 2021.
- *Assets.* As of December 31, 2022, the Company had total assets of $205,431, including $22,173 in cash. As of December 31, 2021, the Company had $224,696 in total assets, including $55,784 in cash.
- *Net Income.* The Company has had net income of $618,515 and net income of $300,420 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities.* The Company's liabilities totaled $323,364 for the fiscal year ended December 31, 2022 and $112,193 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

As of 12/31/22, the company has been financed with $2,323,863 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Tradefox, Inc. cash in hand is $615,621, as of February 2023. Over the last three months, revenues have averaged $1,078/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $47,010/month, for an average burn rate of $45,932 per month. Our intent is to be profitable in 18 months.

In 2022, we have let two CSMs go due to lack of performance. We focused our remaining teams efforts on the CSMs previous roles, working closely with member companies that could provide substantial amount of trade reviews and incentivized them with free product access. As a results of this new focus we increase the asset value of our database to almost $9 million through the contribution of confidential post-trade reviews on almost 120,000 trades. Having mastered this process and gain many new active members, we standardized this process and are gearing up for hire a more experienced CSM and CMO in 2023 to begin to scale out this process while adding new paying member companies to our platform.

Tradefox is already revenue generating, albeit early stage and of nominal value. The Company is strategically prioritizing the onboarding of new members across key geographical markets whilst building brand awareness at this time. Typically members are onboarded via a data exchange program, whereby they are able to gain access to the platform via credits earned in exchange for primary data.

gain access to the platform via credits earned in exchange for primary data,
building the underlying value of our database and platform. We are not targeting
a significant uplift in revenue in the next 3-6 months as this is the period in which
credits earned by early adopters are depleted, meaning members plans revert to a
monthly paid subscription model. This transition will gain momentum from
September / October 2023, 6-7 months out from now.

We will be investing a minimum of $550k into business operations over the next 6
months. Scaling up our investment inline with the success of our WeFunder round
in conjunction with capital raised from both strategic and industry investors. Our
current burn rate is ±$77,000 / month which will increase to a minimum of
$90,000 in 6 months time. Currently we have sufficient funds to maintain this
burn rate for 5- 6 months.

Tradefox expects to be profitable by year end 2024 with an estimated cash
positive position of ±$200,000 based on generating annual Revenues of
$3066,564 against Operating Expenses of £2,880,000 in that calendar period.
Revenues will be generated primarily through monthly subscriptions
supplemented via income from early stage premium services such as Capital
Recovery.

The business will require a minimum of $1.3m in working capital throughout
2023/24 in order to hit these targets. $900k has already been raised to date (in
Reg D and Wefunder) and we are targeting raising a total of $3m in this final Seed
investment round.

Tradefox has sufficient capital to cover the short term burn rate over the next 8-9
months. Supplementing the WeFunder round, we have accredited investors willing
to support the business whilst extending their position. In addition Tradefox is in
early discussions with institutional and industry investors, targeting further
commitments with a target of $1 million in parallel to the WeFunder campaign.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these Instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Chris Yerbey, certify that:

(1) the financial statements of Tradefox, Inc. included in this Form are true and
complete in all material respects ; and

(2) the financial information of Tradefox, Inc. included in this Form reflects
accurately the information reported on the tax return for Tradefox, Inc. filed for
the most recently completed fiscal year.

Chris Yerbey
CEO of Scrap Connection

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required
statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in
Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 36: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission
annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.tradefox.co/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan
Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Ashwani Dutt
Chris Yerbey
Hon William Cavendish

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird SAFE (Simple Agreement for Future Equity)
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Ashwani Dutt
- Chris Yerbey
- Hon Willliam Cavendish

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Tradefox, Inc.

By

Chris Yerbey

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Ashwani Dutt

Director

3/14/2023

Chris Yerbey

Founder & CEO

3/9/2023

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

WEFUNDER READY TO SUBMIT ANNUAL REPORT TO SEC

I MADE A MISTAKE, LET ME EDIT ANNUAL REPORT